Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated November 13, 2019 to

Prospectus dated September 25, 2018

Registration Statement Nos. 333-227514-01 and 333-227514

Aon Corporation

TERM SHEET

$500,000,000 2.200% SENIOR NOTES DUE 2022

Issuer:	Aon Corporation

Securities:	2.200% Senior Notes due 2022

Guarantor:	Aon plc

Legal Format:	SEC Registered

Amount:	$500,000,000

Ranking:	Senior Unsecured

Expected Ratings*:	Moody’s Investors Service: Baa2 Standard & Poor’s: A- Fitch: BBB+

Trade Date:	November 13, 2019

Settlement Date (T+2):	November 15, 2019

Maturity Date:	November 15, 2022

Reference Treasury:	1.625% due November 15, 2022

Reference Treasury Price and Yield:	99-29; 1.657%

Reoffer Spread to Treasury:	+55 bps

Reoffer Yield:	2.207%

Coupon:	2.200%

Denominations:	$2,000 and multiples of $1,000

Interest Payment Dates:	Semi-annually in arrears on May 15 and November 15, beginning on May 15, 2020

Price to Public:	99.980%

Proceeds to Issuer (before expenses and underwriting discount):	$499,900,000

CUSIP / ISIN:	037389BD4 / US037389BD49

Optional Redemption:	We may redeem all of the Notes at any time or some of the Notes from time to time at a redemption price equal to the greater of 100% of the principal amount of the Notes being redeemed and a make whole using a discount rate of the Reference Treasury plus 10 basis points. See “Description of the Securities—Optional Redemption” and “Description of the Securities—Optional Tax Redemption” in the preliminary prospectus supplement for more information.

Joint Book-Running Managers:	BofA Securities, Inc. Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Co-Managers:	Aon Securities LLC Scotia Capital (USA) Inc. UniCredit Capital Markets LLC U.S. Bancorp Investments, Inc. Loop Capital Markets LLC Siebert Williams Shank & Co., LLC

Conflicts:	Aon Securities LLC is an indirect wholly owned subsidiary of Aon Corporation. This offering is subject to, and will be conducted in compliance with, the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”) regarding a FINRA member firm distributing the securities of an affiliate.

* An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer and the guarantor have filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Joint Book-Running Managers in the offering will arrange to send you the prospectus if you request it by contacting BofA Securities, Inc. toll free at 1-800-294-1322, Morgan Stanley & Co. LLC toll free at 1-866 718-1649 and Wells Fargo Securities, LLC toll free at 1-800-645-3751.

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